SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )*

CYBERFAST SYSTEMS, INC. (Name of Issuer)
Common Stock and Series A Preferred Stock (Title of Class of Securities)
232460309 (CUSIP Number)
Roger Pawson, 7825 Fay Ave., Suite 200, La Jolla, CA 92037 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
12/21/01 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 232460309	Page 2 of 4 Pages
ID Four Ltd.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds*

WC working capital
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Nevada
Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
35,000,000 common 5,000,000 preferred

		(8)	Shared Voting Power

		(9)	Sole Dispositive Power
35,000,000 common 5,000,000 preferred

		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
40,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

(13)	Percent of Class Represented by Amount in Row (11)
77.8% common 100% preferred

(14)	Type of Reporting Person*

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 232460309	Page 3 of 4 Pages
ITEM 1:	SECURITY AND ISSUER
Common Stock and Series A Preferred Stock Cyberfast Systems, Inc. Roger Pawson 7825 Fay Ave., Suite 200 La Jolla, CA 92037
ITEM 2:	IDENTITY AND BACKGROUND
ID Four Ltd. 7825 Fay Ave., Suite 200 La Jolla, CA 92037 Citizenship: Nevada
During the last five years, ID Four Ltd. has not been convicted in a criminal proceeding.
During the last five years, ID Four Ltd., to the best of our knowledge, has not been a party to a civil proceeding regarding federal or state securities laws.
ITEM 3:	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
WC - working capital
ITEM 4:	PURPOSE OF TRANSACTION
Purchase of controlling interest
ITEM 5:	INTEREST IN SECURITIES OF THE ISSUER
35,000,000 Common Shares 5,000,000 Series A Preferred Shares
ITEM 6:	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None
ITEM 7:	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.1—Purchase Agreement

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2002
(Date)

/s/ ROGER PAWSON
(Signature)

Roger Pawson, Director and Chief Executive Officer
(Name/Title)